CUSIP No. 044186104                                                                                                                                                                                                                                                            Page 1 of  6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

ASHLAND GLOBAL HOLDINGS INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

044186104
(CUSIP Number)

Keith M. Rosenbloom
Cruiser Capital Advisors, LLC
501 Madison Avenue, Floor 12A
New York, New York 10022
(212) 829-5833
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

July 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

CUSIP No. 044186104                                                                                                                                                                                                                                                             Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Cruiser Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,456,835
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,456,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 044186104                                                                                                                                                                                                                                                             Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Keith M. Rosenbloom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,456,835
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,456,835
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,456,835
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 044186104                                                                                                                                                                                                                                                            Page 4 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D (this "Schedule 13D") relates to the common stock, $0.01 par value (the "Common Stock"), of Ashland Global Holdings Inc., a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 50 E. RiverCenter Boulevard, Covington, Kentucky 41011.  As of the date of this Schedule 13D, the Reporting Persons (as defined below) held in the aggregate 1,456,835 shares of Common Stock of the Issuer, which represents 2.3% of the outstanding Common Stock.
The Reporting Persons are voluntarily filing this Schedule 13D, as they do not hold more than 5% of the Common Stock individually or as a group.  They have elected to voluntarily file this Schedule 13D because, among other things, it may help facilitate the submission of a shareholder proposal under Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended, and it permits them to publicly disclose significant events regarding its interactions with the Issuer.
Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by (1) Cruiser Capital Advisors, LLC, a Delaware limited liability company ("Cruiser Capital Advisors"); and (2) Keith M. Rosenbloom, the managing member of Cruiser Capital Advisors (collectively, the "Reporting Persons").  The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 99.1.

(b)-(c)	The principal business address of Cruiser Capital Advisors and Mr. Rosenbloom is 501 Madison Avenue, Floor 12A, New York, New York 10022.
The principal business of Cruiser Capital Advisors is to serve as an investment manager or adviser to various pooled investment vehicles, including, among other entities, Cruiser Capital Master Fund LP and Metamorphosis IV LLC, and separately managed accounts (collectively, the "Cruiser Clients").  The principal occupation of Mr. Rosenbloom is investment management through his ownership and control over the affairs of Cruiser Capital Advisors.  Cruiser Capital Advisors and Mr. Rosenbloom have sole voting and dispositive power over the Common Stock held by the Cruiser Clients.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Rosenbloom is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, Cruiser Capital Advisors and Mr. Rosenbloom have sole voting and dispositive power over 1,456,835 shares of Common Stock of the Issuer acquired at an aggregate cost of $98,083,038, excluding brokerage commissions and, if applicable, less the premium received for put options sold by Cruiser Capital Advisors relating to the Common Stock.  These shares were acquired using the Cruiser Clients' available working capital.  Cruiser Capital Advisors and Mr. Rosenbloom do not own any shares of Common Stock of the Issuer directly.
From time to time, the Reporting Persons may purchase Common Stock on margin provided by banking institutions or brokerage firms on such firms' usual terms and conditions.  All or part of the shares of Common Stock held by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  Other than the foregoing margin arrangements, as of the date of this filing, none of the Reporting Persons have loans secured by Common Stock.
Item 4.	Purpose of Transaction

In the aggregate, the Reporting Persons hold 2.3% of the Issuer's Common Stock, based upon the Issuer's outstanding shares as of March 31, 2018.
The Reporting Persons purchased the Common Stock because they believe it is undervalued.  Their intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock for all shareholders.
Consistent with their investment purpose, the Reporting Persons have engaged and may continue to engage in communications with one or more officers or representatives of the Issuer and/or one or more members of the board of directors of the Issuer (the "Board"), regarding the Issuer, including, but not limited to the Issuer's (1) growth strategy, (2) margin profile, (3) potential cost structure improvements, (4) board composition, (5) disposition of assets, (6) capital allocation decisions, and (7) future plans.
The Reporting Persons have consulted with, and will continue to consult with, industry veterans Dr. Bill Joyce and Mr. Allen Spizzo, each of whom are former officers of Hercules, Inc., a corporation purchased by the Issuer.  Each of Dr. Joyce and Mr. Spizzo serve as trustees for trusts formed by Dr. Joyce that purchased shares of Common Stock within the last 180 days, which are currently worth approximately $35 million.  Cruiser Capital Advisors is deemed the sole beneficial owner of the shares held by these trusts, as the trusts are Cruiser Clients and Cruiser Capital Advisors has sole voting and dispositive power over the shares, which power may not be revoked on less than sixty days' notice.
The Reporting Persons may discuss ideas that, if effectuated, may result in any of the following:  changes in the Board or management of the Issuer and/or a sale or transfer of a material amount of assets of the Issuer.
Unless otherwise noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise (although they have no present intention of increasing their aggregate holdings above 9.999% of the Issuer's outstanding Common Stock), (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, in one or more registered private offerings or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.
Item 5.	Interest in Securities of the Issuer

(a) - (b) As of the date of this Schedule 13D, the Reporting Persons held in the aggregate 1,456,835 shares of Common Stock of the Issuer, which represents 2.3% of the outstanding Common Stock.  The percentages used in this Schedule 13D are calculated based upon 62,383,233 outstanding shares of Common Stock as of March 31, 2018.  This amount is based upon the number of outstanding shares of Common Stock reported as of March 31, 2018, in the Issuer's quarterly report on Form 10-Q filed on May 2, 2018.
With regard to Cruiser Capital Advisors and Mr. Rosenbloom, this includes 1,456,835 shares of Common Stock owned on behalf of the Cruiser Clients, which represents 2.3% of the outstanding Common Stock.
Cruiser Capital Advisors acquired on behalf of Cruiser Clients listed American-style call options referencing an aggregate of 143,800 shares of Common Stock, which have the strike prices and expiration dates set forth in Item 6 herein.
(c) Set forth below are all of the transactions in the Common Stock effected by Cruiser Capital Advisors on behalf of Cruiser Clients during the past 60 days.  All such transactions were effected through various brokerage entities, and the reported price per share excludes brokerage commissions.  Cruiser Capital Advisors undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

CUSIP No. 044186104                                                                                                                                                                                                                                                             Page 5 of 6 Pages
Date	Number of Shares Purchased or (Sold)	Price Per Share (Average Price Per Share)	Where and How Transaction Effected	Intra-Day Price Range
				Low	High
5/22/2018	7,500	$78.7853986	Open Market	$78.7853986	$78.7853986
5/25/2018	5,000	$77.6092	Open Market	$77.6092	$77.6092
5/30/2018	700	$78.1525	Open Market	$78.1525	$78.1525
5/31/2018	3,000	$77.39667	Open Market	$77.39667	$77.39667
6/4/2018	8,000	$78.9849	Open Market	$78.9849	$78.9849
6/5/2018	4,643	$79.8626	Open Market	$79.7439	$79.95242
6/6/2018	5,000	$79.9783	Open Market	79.9783	79.9783
6/13/2018	10,000	$79.23987	Open Market	$79.23987	$79.23987
6/15/2018	2,000	$78.52688	Open Market	$78.52688	$78.52688
6/18/2018	14,500	$78.50473	Open Market	$78.50473	$78.50473
6/19/2018	5,000	$78.39705	Open Market	$78.39705	$78.39705
6/20/2018	600	$78.00	Open Market	$78.00	$78.00
6/21/2018	10,000	$77.80405	Open Market	$77.64090	$77.96720
6/22/2018	25,000	$78.49235	Open Market	$78.49235	$78.49235
6/25/2018	54,500	$77.671321	Open Market	$77.45	$77.869950
6/26/2018	39,603	$77.8100393	Open Market	$77.579000	$77.8269
6/27/2018	30,000	$77.324333	Open Market	$77.24	$77.3403
6/28/2018	7,096	$77.386507	Open Market	$77.2444	$77.82594
7/2/2018	22,439	$77.904264	Open Market	$77.71614	$77.9957
7/3/2018	5,437	$77.7481	Open Market	$77.74810	$77.75
7/5/2018	1,400	$77.7457	Open Market	$77.7457	$77.7457
7/9/2018	10,000	$79.773215	Open Market	$79.773215	$79.773215
7/10/2018	40,000	$80.6795	Open Market	$80.6795	$80.6795
7/11/2018	53,919	$80.3361	Open Market	$80.3361	$80.3361
7/12/2018	40,000	$80.9437	Open Market	$80.9347	$81.0067
7/18/2018	7,720	$80.5871	Open Market	$80.5871	$80.5871
7/20/2018	20,000	$80.00	Open Market	$80.00	$80.00
7/20/2018	10,000	$65.00	Open Market	$65.00	$65.00
7/20/2018	5,000	$81.05	Open Market	$81.05	$81.05
Because Mr. Rosenbloom is the managing member of Cruiser Capital Advisors, he is deemed to share voting power and dispositive power over the shares of Common Stock held by Cruiser Capital Advisors on behalf of the Cruiser Clients.
Mr. Rosenbloom has not effected any transactions in the Common Stock directly in his name.
(d) Other than the Cruiser Clients of the separately managed accounts for which Cruiser Capital Advisors acts as the investment adviser, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of the Common Stock.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Cruiser Capital Advisors is the investment manager on behalf of the Cruiser Clients.  Each of the Cruiser Clients has granted Cruiser Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement, and this grant of discretion is not terminable within 60 days.  Cruiser Capital Advisors is entitled to a fee for managing and advising these Cruiser Clients, generally based upon a percentage of the Cruiser Clients' capital.  Cruiser Capital Advisors serves as general partner of various partnerships.  For serving as the general partner of these partnerships, Cruiser Capital Advisors is entitled to an allocation of a portion of net profits, if any, generated by the partnerships.
The following table lists outstanding call and put options referencing shares of Common Stock bought or sold by Cruiser Capital Advisors on behalf of the Cruiser Clients.
Date	Number of Shares Referenced by Call Option or (Put Option)	Strike Price	Exercise Date
7/13/2018	30,300	$70.00	August 17, 2018
7/16/2018	113,500	$70.00	August 17, 2018
Other than the foregoing arrangements and relationships, and the Joint Filing Agreement filed herewith as Exhibit 99.1, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.
Item 7.	Material to be Filed as Exhibits
The Joint Filing Agreement is filed herewith as Exhibit 99.1.

CUSIP No. 044186104                                                                                                                                                                                                                                                             Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  July 23, 2018

CRUISER CAPITAL ADVISORS, LLC By: /s/ Keith M. Rosenbloom Name: Keith M. Rosenbloom Title: Managing Member
/s/ Keith M. Rosenbloom Keith M. Rosenbloom

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, $0.01 par value, of Ashland Global Holdings Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing(s).
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 23, 2018.

CRUISER CAPITAL ADVISORS, LLC By: /s/ Keith M. Rosenbloom Name: Keith M. Rosenbloom Title: Managing Member
/s/ Keith M. Rosenbloom Keith M. Rosenbloom